WORLD HEADQUARTERS
September 20, 2007
By Federal Express and EDGAR
David R. Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:	American Axle & Manufacturing Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed February 21, 2007 File No. 001-14303
Dear Mr. Humphrey:
On behalf of American Axle & Manufacturing Holdings, Inc. (“AAM” or “the Company”), we are providing the following responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your September 13, 2007 letter regarding the above-referenced filing. For ease of reference, the staff’s comments are reproduced below.
Form 10-K for the fiscal year ended December 31, 2006
Item 1-Business
Backlog, page 3
1.	In light of the significance of General Motors to your business, we suggest you disclose the portion of your backlog that pertains to them.
AAM Response:
We will comply with the staff’s comments in future filings by including the portion of our backlog that pertains to General Motors under Item 1. Business of Form 10-K.
Item 5-Market for Registrant’s Common Equity, page 14
2.	Please provide all of the information required by Item 201 of Regulations S-K, including but not limited to, high and low sales prices of your common stock for each quarter as well as the appropriate number of holders.
One Dauch Drive  •  Detroit, Michigan 48211-1198  •  (313) 758-2000

Securities and Exchange Commission
September 20, 2007

AAM Response:
We will comply with Item 201 of Regulation S-K in future filings. The disclosure referenced in Item 201 of Regulation S-K was furnished on page 57 of AAM’s 2006 annual report to stockholders.
Exhibit 13-Annual Report to Stockholders
Management’s Discussion and Analysis
Supplemental Financial Data, page 21
3.	We note that you present several non-GAAP measures throughout your filing because you believe they are measures that investors and banking institutions use to analyze performance, cash flow and perform entity valuations. However, this does not appear to be a substantive reason for specific to you that justifies the use of non-GAAP measures. While non-GAAP measures may be used by investors and banking institutions as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. In this regard, your non-GAAP presentation does not appear to meet the conditions for use specified in Item 10(e)(I)(i)(c) of Regulation S-K. Therefore, please revise your document in future filings to discontinue their presentations.
AAM Response:
We will either refrain from presenting non-GAAP measures in filings with the Commission or otherwise comply with the staff’s comments in future filings.
As requested by the staff, we acknowledge that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 313 758-4236 with any questions, or if you wish to discuss the above response.

Very truly yours,
/s/ Michael K. Simonte
Michael K. Simonte Vice President-Finance & Chief Financial Officer